

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 30, 2007

Via U.S. mail and facsimile

Mr. Val John Christensen, Esq.
Executive Vice President, General Counsel and Secretary
EnergySolutions, Inc.
423 West 300 South, Suite 200
Salt Lake City, UT 84101

> **Re: EnergySolutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 14, 2007**
> **File No. 333-141645**

Dear Mr. Christensen:

        We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 5. Please update your financial statements and related disclosures as soon as practicable. Please be advised that we may have additional comments after you update your financial statements, and you should allow reasonable time for our review of this new information prior to requesting acceleration.

2. We note your response to prior comment 4. Please disclose the sources for the statements in your prospectus.

Prospectus Summary, page 1

3. Please provide the disclosure regarding the reason for the depositary share structure in the summary. Please confirm to us that investors who purchase in the offering will have the same ability to transfer the depositary shares as for common shares.

Our Company, page 1

4. We note the statement here and in your prospectus artwork that you are a
    "leading" provider of … nuclear services. Please disclose the basis for this
    statement, i.e. based upon revenues, market share, number of contracts, etc.

5. We note your response to prior comment 16 and reissue this comment. In this
    regard, please disclose the pro forma revenues by geographic location
    (domestic/international) in the fourth paragraph.

Summary Historical and Unaudited Pro Forma Financial Data, page 10

6. We note your response to prior comment 22. As you indicate on page 12, the
    predecessor and successor entities have a different cost basis, which affects the
    comparability of their results. Notwithstanding the fact that the predecessor
    period is only one month, we do not believe that it is meaningful or appropriate to
    combine the results of the predecessor and successor. As previously requested,
    please remove the combined data from your presentation here and in Selected
    Historical Financial Data on page 43.

7. We note your response to prior comment 23 and have the following additional
    comments:

    - Your response to the first bullet of prior comment 23 does not address our
      concern that Adjusted EBITDA, presented as a performance measure,
      complies with Item 10(e). In this regard, we note the elimination of both
      recurring and nonrecurring charges. Please remove your presentation of
      Adjusted EBITDA, or explain to us how the measure you are presenting
      complies with Item 10(e) of Regulation S-K and revise your disclosures
      accordingly. Additionally, since Adjusted EBITDA removes stock
      compensation expense, you should refer to SAB Topic 14G.

    - We read in your response to the second bullet point of prior comment 23
      that Adjusted EBITDA as presented in this prospectus is not the same
      measure as Adjusted EBITDA used for purposes of determining
      management's incentive compensation or Adjusted EBITDA used for
      purposes of calculating your debt covenants. Based on the above, we do
      not believe that it is appropriate to include the statements that (i) "it serves
      as the basis for determining incentive compensation under our
      employment agreement..." and (ii) "we use it as a performance measure
      under our senior credit facilities..." as you state in footnote (4) to your
      Summary Historical Financial Data. If you believe that Adjusted
      EBITDA as defined by your management incentive compensation

agreements is material to an investor's understanding of your financial condition and/or liquidity, you should present the actual measure used in your management incentive compensation agreements.

- We read in your response to the fourth bullet point of prior comment 23 that you do not believe the debt covenant measures containing Adjusted EBITDA, as that term is defined in your debt agreements, are meaningful to investors. Based on the above, we do not believe that it is meaningful or appropriate for you to present Adjusted EBITDA as calculated in your debt covenants. Refer to our response to Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

- Based on your response to the third bullet point of prior comment 23, it does not appear that either EBITDA or Adjusted EBITDA was actually used by the predecessor entity as a performance measure or for debt covenant compliance. We therefore do not believe it is appropriate to present these measures for the predecessor. Please revise.

- To the extent applicable, these comments also apply to your references to EBITDA and Adjusted EBITDA on pages 2 and 73.

Dividend Policy, page 35

8. Based on your response to prior comment 82, we understand that EnergySolutions LLC is an operating company that contains the assets and operations of the acquired Envirocare of Utah business. We therefore assume that your statement here that "we are a holding company with no significant business operations of our own. All of our business operations are conducted through our subsidiaries" refers to EnergySolutions Inc. instead of EnergySolutions LLC. If our understanding is correct, please revise your disclosure here to clarify that you are referring to EnergySolutions Inc.; otherwise, please explain this matter to us in more detail.

Unaudited Pro Forma Financial Information, page 38

9. Please expand pro forma footnote (g) to your income statement to explain in more detail your tax structure prior to the reorganization and how it will differ from your tax structure after the reorganization. In this regard, we note that EnergySolutions LLC contains the operations of the acquired Envirocare of Utah business but was not taxed as a separate entity.

Management's Discussion and Analysis of Financial Condition, page 45

Results of Operations, page 50

10. We note your response to prior comment 40. As indicated above, notwithstanding the fact that the predecessor period is only one month, we do not believe that it is meaningful or appropriate to combine the results of the predecessor and successor. As previously indicated, we believe the most appropriate presentation for your analysis of results in MD&A is to briefly discuss the historical results of the predecessor and the successor and to present and discuss pro forma sales, cost of sales and gross profit for the year ended December 31, 2005.

Liquidity and Capital Resources, page 55

11. We note your response to prior comment 42. It appears that you currently intend to pay quarterly dividends and have disclosed your intention to pay a specific divided, as disclosed in the first paragraph under the heading "Dividend Policy" on page 35. The revised disclosure is too vague. Please revise to discuss with greater specificity the impact of the dividends you intend to pay.

12. We note your response to prior comment 43. As previously requested, please revise to separately discuss the predecessor and successor period in 2005 rather than combining them.

Critical Accounting Policies, page 59
Recoverability of Long-Lived Assets, including Goodwill

13. We note your discussion of intangible assets subject to amortization on page 63. Please disclose your valuation methodology for each major type of acquired intangible asset, as we believe this is useful information to your investors. Please also refer to our comments below concerning your Note 3 - Acquisitions.

Compensation Expense, page 63

14. We note your disclosures here and on page F-23 in response to prior comment 95 and have the following additional comments:

- Please help us to better understand the fluctuations seen in the fair value of units granted, particularly the significant decrease in fair value per unit from June 2006 to November 2006. Ensure your response clearly identifies the material assumptions used in determining the fair value of the units at each grant date and the reasons for changes in these underlying assumptions.

- Supplementally tell us the fair value as of each grant date seen in your table under both the income and market approach, as we read you used both of these methods, and if the fair value differed under these methods, tell us how you determined which fair value amount to use.

- Please disclose the fair value per unit at each grant date in addition to your current presentation of total fair value for each grant to make the fluctuations in fair value over time more apparent to your readers.

- Expand your critical accounting policy disclosures so that a reader may also understand the basis for the changes in the fair value of units granted.

Patents and Other Intellectual Property Rights, page 87

15. We note your response to prior comment 55. Please disclose whether the expiration or termination of your rights with respect to one or more patents may take place over the next several years and whether any such expiration or termination in the aggregate may adversely affect your business, results of operations or financial results.

Legal Proceedings, page 92

16. We note that you are currently involved in litigation with Cedar Mountain Environmental, Inc. in Utah's Third District Court for Sale Lake County in three separate cases. Please disclose the information required by Item 103 of Regulation S-K with respect to this litigation or provide us with a detailed explanation as to why this information is not required to be disclosed in your prospectus.

Director Compensation, page 101

17. Please confirm that no directors received any compensation or remuneration last year that would require tabular disclosure under Item 402(k) of Regulation S-K.

Compensation Discussion and Analysis, page 101

18. Please disclose the information set forth in your response to prior comment 61.

2006 Outstanding Equity Grants Vested at Fiscal Year End, page 106

19. We note that you removed your reference to the use of an independent valuation firm to value grants of profit interest units in ENV Holdings LLC from Note 13 to your financial statements. It appears that a similar revision should be made to

your disclosure here, or you should name this expert and provide their consent as required by Rule 436(b) of Regulation C. Please revise.

Employment Agreements, page 111

20. We note your response to prior comment 66. Please disclose the number of shares to be issued.

EnergySolutions, LLC Financial Statements for the Year Ended December 31, 2006

General

21. We note your response to prior comment 82 and have the following additional comments:

- As previously requested, please separately disclose the Sponsors' and Management's ownership percentages. In this regard, we assume that you will do this in the charts of your corporate structure seen on pages 33 and 34.

- As previously requested, please tell us what consideration was given to providing the separate financial statements of EnergySolutions, Inc. and how you determined that the financial statements of EnergySolutions LLC satisfy the requirements of Rules 3-01 and 3-02 of Regulation S-X. In this regard, the fact that you have determined that EnergySolutions LLC is the predecessor and its financial statements therefore must be provided does not fully address how you have determined that the financial statements of the registrant, EnergySolutions, Inc. may be omitted.

- As previously requested, please tell us what consideration was given to reflecting the reorganization that will occur prior to the consummation of the offering in the historical financial statements such that you would provide EnergySolutions Inc. as if the reorganization had occurred.

- As previously requested, please tell us what consideration you have given to presenting historical earnings per share for the registrant in accordance with paragraph 6 of SFAS 128, along with the related disclosures required by paragraphs 40 and 41 of SFAS 128. In this regard, we note you have added pro forma earnings per share to EnergySolutions LLC's income statement for 2006 that will reflect the tax structure and number of shares of the registrant.

Consolidated Income Statements, page F-4

22. We note that you have not provided income taxes for your predecessor, Envirocare of Utah, Inc. for the year ended December 31, 2004 and the one month ended January 31, 2005. Please tell us supplementally and expand your disclosure in Note 14 – Income Taxes to discuss these periods and your basis for not providing income taxes for this corporate entity.

23. Please supplementally explain to us why the pro forma tax expense seen in your pro forma financial statements differs from the pro forma tax expense for 2006 seen on the face of your historical income statement. Please revise Note 1(t) to your historical financial statements to better explain how you calculated the pro forma tax expense seen on the face of your historical income statement to clarify this matter for your readers.

Note 2 – Summary of Significant Accounting Policies – Revenues and Cost of Revenues, page F-12

24. We note your response to prior comment 85. It remains unclear to us under what scenario(s) quantifiable output measures would not be available. It also remains unclear to us how you determined that the cost-to-cost approach would be a reasonable surrogate for output measures. Please provide us with a more detailed explanation of these matters. Please also quantify for us the amount of revenues recognized under the cost-to-cost approach for each period presented in your income statement.

Note 3 – Acquisitions, page F-15

25. We note from your purchase price allocation on page F-16 that the $50.9 million assigned to Duratek's property, plant and equipment is significantly less than the $60.6 million of property, plant and equipment seen on Duratek's March 31, 2006 balance sheet on page F-31. Please help us to understand this difference.

26. We read in your response to prior comment 87 that you estimated the fair value of Duratek's licensed facilities and the permits and licenses acquired from Envirocare using a replacement cost methodology. Given the nature of your business, it is unclear to us that all of the licenses and permits held by Duratek and Envirocare could be easily replaced by a market participant, such that replacement cost methodology would be appropriate. It is also unclear to us how you determined the replacement cost. Please explain this matter to us in more detail.

27. Please confirm to us, if true, that the acquired Barnwell operating rights as seen on page F-36 are included in the $16.9 million that you assigned to Duratek permits. If our understanding is correct, please help us to understand how you determined replacement cost methodology was appropriate for valuing this asset and how you calculated the replacement cost.

28. We read in your response to prior comments 88 and 89 that acquired backlog is included in customer relationships. Given the differences in nature between acquired backlog, which represents long-term contracts already awarded, and anticipated new awards and extensions to existing contracts, which we also understand to be included in customer relationships, please separately present acquired backlog in your table reflecting the value of acquired identifiable intangible assets on page F-17.

29. We read in your response to prior comment 89 that you have valued acquired backlog using a discounted cash flow methodology. Please supplementally provide us with a reasonably detailed description of how you calculated the cash flows from acquired long-term contracts. Refer to paragraphs B171 through B174 of SFAS 141. Please provide us with similar information for how you calculated the cash flows from anticipated new awards and extensions to existing contracts.

30. Please revise your disclosures on page F-17 to better describe the various intangible assets you acquired, particularly those that are currently labeled as "permits," "customer relationships" and "technology" as we believe this is currently unclear.

31. We note your response to prior comment 90. Please revise your disclosures on page F-17 to describe what is captured in "unearned revenues" in your purchase price allocation as we believe this is currently unclear.

Note 9 – Facility and Equipment Decontamination and Decommissioning, page F-21

32. We note your response to prior comment 93. As previously requested, please briefly disclose why there was a $6 million adjustment to your ARO estimate in 2006, as we believe this is important information to your investors.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Boris Dolgonos, Esq.
         Weil, Gotshal & Manges LLP
         767 Fifth Avenue
         New York, NY 10153

         Mr. Kris F. Heinzelman, Esq.
         Cravath, Swaine & Moore LLP
         Worldwide Plaza
         825 Eighth Avenue
         New York, NY 10019